Coeptis Therapeutics Holdings, Inc.

105 Bradford Rd, Suite 420

Wexford, Pennsylvania 15090

November 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Lauren S. Hammil

Re:	Coeptis Therapeutics Holdings, Inc.
Registration Statement on Form S-1
Filed on November 15, 2023
File No. 333-275558

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Coeptis Therapeutics Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the above-referenced Registration Statement such that it may become effective tomorrow, November 29, 2023, at 5:00 p.m. Eastern Time.

The Registrant hereby acknowledges that:

(i)should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Meister Seelig & Fein PLLC, by calling Denis Dufresne at (212) 655-3548 (also can be reached at dad@msf-law.com).

Thank you for your assistance in this matter.

Very truly yours,

COEPTIS THERAPEUTICS HOLDINGS, Inc.

By:      /s/ David Mehalick

Name: David Mehalick

Title:   Chief Executive Officer

cc: Denis Dufresne, Esq., Meister Seelig & Fein PLLC